SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cazoo Group Ltd
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G2007L105
(CUSIP Number)

September 30, 2021 and November 30, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L105	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Marcho Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,169,862*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,169,862*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,169,862*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%*
12	TYPE OF REPORTING PERSON PN, IA

* The information set forth on this cover page reflects information as of November 30, 2021. As of September 30, 2020, the Reporting Persons may have been deemed to beneficially own 11,790,428 Shares, representing approximately 10.6% of the outstanding Shares.

CUSIP No. G2007L105	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Carl Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,169,862*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,169,862*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,169,862*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%*
12	TYPE OF REPORTING PERSON IN

* The information set forth on this cover page reflects information as of November 30, 2021. As of September 30, 2020, the Reporting Persons may have been deemed to beneficially own 11,790,428 Shares, representing approximately 10.6% of the outstanding Shares.

CUSIP No. G2007L105	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Cazoo Group Ltd (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive offices are located at 41 Chalton Street, London, NW1 1JD, United Kingdom.

Item 2(a).	NAME OF PERSON FILING

(i) Marcho Partners LLP, a United Kingdom limited liability partnership ("Marcho UK"), with respect to the Shares (as defined in Item 2(d) below), held by Marcho Partners Master Fund ICAV (the "Marcho Fund") managed by Marcho UK; and

(ii) Carl Anderson ("Mr. Anderson", and together with Marcho UK, the "Reporting Persons"), with respect to the Shares directly held by the Marcho Fund.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

(i) Marcho UK: Berkeley Square House, Berkeley Square, Mayfair, London W1J 6BE, United Kingdom;

(ii) Mr. Anderson: Berkeley Square House, Berkeley Square, Mayfair, London W1J 6BE, United Kingdom.

Item 2(c).	CITIZENSHIP

Marcho UK is a United Kingdom limited liability partnership organized under the laws of the United Kingdom. Mr. Anderson is a citizen of the United Kingdom.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, par value $0.0001 per share (the "Shares")

Item 2(e).	CUSIP NUMBER

G2007L105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

CUSIP No. G2007L105	13G	Page 5 of 8 Pages

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Marcho UK is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon 111,228,813 Shares outstanding as of August 26, 2021 as reported in the Company's Form 20-F filed with the Securities and Exchange Commission on September 1, 2021.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Marcho UK is the investment manager of the Marcho Fund. Mr. Anderson is the Chief Investment Officer of Marcho UK. By reason of the provisions of Rule 13d-3 of the Act, Mr. Anderson may be deemed to beneficially own the Shares held by the Marcho Fund.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2 and Item 4.

CUSIP No. G2007L105	13G	Page 6 of 8 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to Marcho UK is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The Reporting Persons also undertake to furnish to the SEC staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. G2007L105	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 8, 2021

MARCHO PARTNERS LLP

/s/ Craig Simkin
Name: Craig Simkin
Title: Chief Operating Officer

/s/ Carl Anderson
CARL ANDERSON

CUSIP No. G2007L105	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: December 8, 2021

MARCHO PARTNERS LLP

/s/ Craig Simkin
Name: Craig Simkin
Title: Chief Operating Officer

/s/ Carl Anderson
CARL ANDERSON